TSX, NYSE - HBM 2025 No. 27

25 York Street, Suite 800 Toronto, Ontario Canada M5J 2V5 tel 416 362-8181 fax 416 362-7844 hudbay.com	News Release

Hudbay Comments on Peru Social Unrest

Toronto, Ontario, September 23, 2025 - Hudbay Minerals Inc. ("Hudbay" or the "Company") (TSX, NYSE: HBM) today comments on ongoing social unrest in Peru. After a period of heightened social pressures over the past few months, the situation has escalated over the weekend with riots in Lima and several protests across the country. Along with other mines in the southern mining corridor, Hudbay's Constancia mine has been impacted by local protests and illegal blockades.

The safety of all personnel is the Company's top priority, and Hudbay has taken precautions intended to ensure their safety, including a temporary demobilization of the non-essential workforce. While the Constancia mill continued to operate over the weekend, in light of the recent demonstrations near Constancia, the mill has been temporarily shut down as a safety precaution and to allow time for the authorities to address the illegal protests. Hudbay intends to utilize the downtime to perform preventative mill maintenance and potentially advance some of the planned maintenance from later this year.

Hudbay will continue to collaborate with government and legal authorities to engage with the protestors to achieve a prompt resolution that will allow operations to return to normal as soon as possible. The Company believes these temporary disruptions will be resolved and will not impact its ability to meet its 2025 production and cost guidance range.

Social protests happen from time to time in Peru and since the start of operations at Constancia in 2014, Hudbay has been focused on working with local stakeholders to ensure successful and sustainable long-term operations. Hudbay has built strong relationships with the communities near Constancia and is committed to being a safe and responsible operator and a significant long-term contributor to the prosperity of the local and regional communities.

Forward-Looking Information

This news release contains "forward-looking statements" and "forward-looking information" (collectively, "forward- looking information") within the meaning of applicable Canadian and United States securities legislation. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

Forward-looking information is based on, among other things, assumptions related to the resolution of the protests and illegal blockades affecting Constancia, the safe and orderly return to normal operations at Constancia, and the ability to achieve annual production and cost guidance that, while considered reasonable by Hudbay at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information. Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

TSX, NYSE - HBM 2025 No. 27

About Hudbay

Hudbay (TSX, NYSE: HBM) is a copper-focused critical minerals mining company with three long-life operations and a world-class pipeline of copper growth projects in tier-one mining jurisdictions of Canada, Peru and the United States.

Hudbay's operating portfolio includes the Constancia mine in Cusco (Peru), the Snow Lake operations in Manitoba (Canada) and the Copper Mountain mine in British Columbia (Canada). Copper is the primary metal produced by the Company, which is complemented by meaningful gold production and by-product zinc, silver and molybdenum. Hudbay's growth pipeline includes the Copper World project in Arizona (United States), the Mason project in Nevada (United States), the Llaguen project in La Libertad (Peru) and several expansion and exploration opportunities near its existing operations.

The value Hudbay creates and the impact it has is embodied in its purpose statement: "We care about our people, our communities and our planet. Hudbay provides the metals the world needs. We work sustainably, transform lives and create better futures for communities." Hudbay's mission is to create sustainable value and strong returns by leveraging its core strengths in community relations, focused exploration, mine development and efficient operations.

For further information, please contact:

Candace Brûlé

Vice President, Investor Relations, Financial Analysis and External Communications

(416) 814-4387

investor.relations@hudbay.com